UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 10)1

Star Equity Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

85513Q301
(CUSIP Number)

JEFFREY E. EBERWEIN
53 Forest Avenue, Suite 101
Old Greenwich, Connecticut 06870
(203) 489-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 6, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,029,570*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,029,570*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,029,570*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.96%
14	TYPE OF REPORTING PERSON IN

* Includes 215,000 Shares underlying the Warrants (as defined herein) that are immediately exercisable.

The following constitutes Amendment No. 10 (the “Amendment No. 10”) to the Schedule 13D filed by the undersigned with the Securities Exchange Commission on December 20, 2021 and the amendments thereto. This Amendment No. 10 amends the Schedule 13D as specifically set forth herein.
Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:
The aggregate purchase price of the 1,029,570 Shares beneficially owned by Mr. Eberwein is approximately $6,910,232, excluding brokerage commissions. In addition to the 1,029,570 Shares, Mr. Eberwein owns 1,182,414 shares of the Issuer’s 10% Series A Cumulative Perpetual Preferred Stock.
Item 5.    Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:
The aggregate percentage of Shares reported owned by the Reporting Person is based upon 3,221,409 Shares outstanding as of September 6, 2024, which is the total number of Shares outstanding based on information provided by the Issuer to the Reporting Person.
A.    Mr. Eberwein
(a)    As of the close of business on September 10, 2024, Mr. Eberwein beneficially owned 1,029,570 Shares (including 215,000 Shares underlying the Warrants, which are immediately exercisable).
Percentage: Approximately 29.96%
(b)    1. Sole power to vote or direct vote: 1,029,570
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,029,570
4. Shared power to dispose or direct the disposition: 0

(c)    The Reporting Person received 2,072 Shares upon the vesting of restricted stock units on August 16, 2024. There have been no other transactions in the Shares by the Reporting Person in the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2024

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN